June 4, 2019

Alan Sokol
Chief Executive Officer
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, FL 33146

       Re: Hemisphere Media Group, Inc.
           Registration Statement on Form S-3
           Filed on May 31, 2019
           File no. 333-231867

Dear Mr. Sokol:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    John C. Kennedy